Via Facsimile and U.S. Mail

October 2, 2008

Gary J. Kocher, Esq.
K & L Gates, LLP
925 4th Avenue, Suite 2900.
Seattle, Washington 98104

Re: Zones, Inc.
         Schedule 13E-3
         File No. 005-53369
         Filed August 22, 2008

         Schedule 14A
         File No. 000-28488
         Filed August 22, 2008

Dear Mr. Kocher:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Revise to add Najma Lalji as a filing person and provide all required disclosures.

2. Revise the signature page to have Firoz and Najma Lalji execute their signatures in their personal capacity.

Exhibit (c)(2)

3. The disclaimer indicates that documents have been provided "solely for the information of the Special Committee…" Please revise to remove the implication security holders cannot rely on the information that has been filed.

Schedule 14A

Reasons for the Merger; Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger

4. The special committee is not a filing person. Revise this section to have the Board of Directors separately and explicitly provide its determination as to substantive and procedural fairness of the proposed transaction to unaffiliated security holders. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

5. The Board of Directors will need to identify the factors upon which it relied in reaching its fairness determination. The Board may rely upon analyses and conclusions produced by other parties provided those analyses meet the disclosure standard set forth in Instruction 2 to Item 1014 of Regulation M-A if the Board expressly adopts the other party's analyses and conclusions. At present, however, the analyses and conclusions presented do not address going concern value. Please revise. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

6. Revise this disclosure to affirmatively indicate that procedural safeguards identified in Item 1014(c) and (d) have not been provided. See General Instruction E to Schedule 13E-3.

Opinion of Houlihan Lokey

7. Revise to indicate whether or not Houlihan Lokey has provided its written consent that their opinion may be used in this proxy statement.

> Position of Merger Sub and the Continuing Shareholders as to the Fairness of the Merger

8. Please revise the fairness determination to be directed at unaffiliated security holders. See Item 1014(a) of Regulation M-A. "Non-continuing shareholders," as the term as been defined in Zones' disclosure documents, includes officers, directors, and other parties who may be deemed affiliates of the issuer.

9. Revise the reasons provided in support of the fairness determination to explicitly address the filing persons' views as to whether or not the going concern value of the issuer was considered as a factor in reaching the filing persons' position.

> Historical Selected Financial Data

10. Please revise this section to comply with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A. No obligation exists in Schedule 13E-3 to include "selected Historical Financial Data" as presented on page 82. The obligation of the issuer is to provide summarized financial data in accordance with Item 13 of Schedule 13E-3 because the financial information otherwise required by Item 13 has been incorporated by reference.

Closing Comments

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact me at (202) 551-3266 with any other questions.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions